FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2017 and 2016, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2017, are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of March 22, 2018 and all information contained in this MD&A is current as of March 21, 2018.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2017. Except for historical information or statements of fact relating to the Company, this MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding future acquisitions of mineral properties; statements regarding the Company’s ability to retain professionals with the necessary specialized skills and knowledge; statements regarding the Company’s intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; future work on the Company’s non-material properties; and the Company’s mineral reserve and mineral resource estimates.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations as disclosed in the Company’s continuous disclosure documents filed from time to time via SEDAR with the Canadian securities regulators to whose policies the Company is bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

COMPANY OVERVIEW AND STRATEGY

First Mining is a mineral exploration and development company focused on acquiring, exploring, de-risking and, ultimately, advancing its high-quality mineral projects in Eastern Canada towards production. From its inception in 2015, First Mining rapidly and opportunistically acquired mining properties and projects when market valuations for these assets were significantly lower than in the immediately preceding years. Now the Company’s key objective is to increase the economic value of its mineral property portfolio through development and de-risking activities. As at the date of this MD&A, the Company has a portfolio of 25 mineral properties located in Canada, Mexico and the United States. The following table highlights the Company’s projects that were accumulated:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project	Northern Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project	Northern Ontario, Canada
April 28, 2016	N/A – asset acquisition	Pitt Gold Project	Québec, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	Duquesne Gold Project 10% indirect interest in the Duparquet Gold Project Joutel & Morris Gold Projects	Québec, Canada
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project	Northern Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project Horseshoe Island Gold Project	Northern Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project Lac Virot Iron Ore Project	Newfoundland, Canada

(1)	Previously a privately held company.
(2)	Previously a subsidiary of a publicly listed company.
(3)	Previously a publicly listed company.

SIGNIFICANT COMPANY EVENTS

Highlights for 2017 (together with subsequent events up to March 21, 2018) include:

New Strategy, Name Change, and Appointment of New CEO

On January 10, 2018, the Company announced a change in its corporate name to “First Mining Gold Corp.”, and a change in the Company’s strategy to focus advancing its existing mineral properties to maximize shareholder value. In connection with the new strategy, the Company announced the appointment of Mr. Jeff Swinoga as the Company’s new Chief Executive Officer (“CEO”), with Mr. Swinoga succeeding Dr. Chris Osterman, who will assume the role of Chief Operating Officer (“COO)”. Mr. Patrick Donnelly remains in his role as President of the Company. The shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”) under the new corporate name on January 11, 2018, with the ticker symbol, “FF”, unchanged.

The Company also highlighted First Mining’s plans for 2018, which are as follows:

  The Company plans to focus on advancing the permitting and development of its 100% owned Springpole Gold Project following the positive results of the independent Preliminary Economic Assessment (“PEA”) announced in September 2017, including commencing the environmental assessment process.

  The Company is budgeting a minimum of $5 million for expenditures on its Canadian mineral properties which includes 7,000 metres of in-fill and exploration drilling at its 100% owned Goldlund Gold Project.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Springpole Gold Project Updates

Negotiation Protocol Agreement

On February 13, 2018, the Company announced that it signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”). This follows the March 3, 2017 signing of a Shared Territory Protocol whereby the Shared Territory Protocol Nations agreed to share certain geographic areas (the “Shared Territory”) based on traditional use and impact, and to share ownership in development and management of natural lands and resources within their territory to maximize benefits for each community.

Under the Negotiation Protocol, First Mining and the Shared Territory Protocol Nations will work together in a responsible, cooperative and productive manner in relation to the development of First Mining’s Springpole Gold Project in northwestern Ontario, Canada (“Springpole”). To achieve this, a Joint Development Team (“JDT”) consisting of representatives from each Shared Territory Protocol Nation and from First Mining will be established. The JDT will meet quarterly to review and discuss First Mining’s exploration and development activities at Springpole within the Shared Territory.

Permitting Activities and Filing of Project Description

On October 26, 2017, the Company provided a summary on the current and proposed future permitting activities at Springpole. Updates of those permitting activities are as follows:

  The Company submitted a Project Description document to the Canadian Environmental Assessment Agency (the “CEAA”) in early February 2018. The Project Description is a required government filing that will initiate the federal Environmental Assessment (“EA”) process for Springpole.

  The Project Description had been accepted, and Springpole is now registered by the CEAA. The Company can commence the EA and the preparation of an Environmental Impact Statement (“EIS”) for Springpole.

  The EA process and eventual project approval is expected to take 18 to 24 months, after which permitting for “start of construction” can commence. Permitting is expected to begin immediately after EA approval is received, and is expected to take 12 to 18 months. To help streamline the process, the Company intends to have its permit application submissions and technical supporting documents ready for filing as soon as Springpole is released of all EA obligations.

  In parallel with the federal EA process, the Company has also commenced discussions with the Ontario Ministry of Environment and Climate Change (“MOECC”) for the purposes of entering into a Voluntary Agreement with the MOECC for Springpole and thus initiating an Individual EA under the Ontario Environmental Assessment Act. A decision from MOECC on this is expected soon, after which Terms of Reference for the provincial EA will be prepared and submitted to MOECC for review.

  The Company also intends to continue engaging with local stakeholders, including local Indigenous groups, and expects to sign a number of agreements with these groups in the near future.

  The Company is in the process of obtaining the necessary permits from the Ministry of Natural Resources and Forestry in Red Lake to build a temporary road corridor to Springpole. A provincial class EA for the temporary road corridor was successfully completed in 2014.

On March 7, 2018, the Company announced that a Project Description for Springpole had been accepted by the CEAA. The acceptance of the Project Description by the CEAA initiates the screening process to determine whether a federal EA is required for Springpole. The CEAA now has until April 20, 2018 to decide whether a federal EA is required for Springpole (a public comment period will also take place during this time, between March 6 and 26th). For further details regarding the federal EA process, please see the Company’s news release dated March 7, 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Preliminary Economic Assessment

On September 21, 2017, the Company announced an update of an independent PEA for Springpole. The updated PEA estimates a post-tax net present value (“NPV”), at a 5% discount rate, of US$792 million, which represents an increase of approximately 104% compared to the previous PEA. Highlights of the PEA are as follows:

Parameters	2017 Updated PEA	2013 PEA
Mine life	12 years	11 years
Initial capital cost	US$586 million	US$438 million
Base case gold price	US$1,300 per ounce	US$1,300 per ounce
Base case silver price	US$20 per ounce	US$25 per ounce
Exchange rate (CAD/USD)	0.75	1.00
Economic Results	2017 Updated PEA	2013 PEA
Pre-tax NPV at 5% discount rate	US$1,159 million	US$579 million
Pre-tax Internal rate of return	32.3%	25.4%
Post-tax NPV at 5% discount rate	US$792 million	US$388 million
Post-tax Internal rate of return	26.2%	13.8%
Non-discounted post-tax payback period	3.2 years	2.9 years

Subsequently, on October 30, 2017, the Company filed on SEDAR an independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada” that was prepared by SRK Consulting (Canada) Inc. (“SRK”) in accordance with NI 43-101. The report is dated October 16, 2017 and it outlines the PEA and mineral resource estimate for Springpole.

Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates presented in the PEA constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Metallurgical Diamond Drilling Program at Springpole

On February 6, 2017, the Company announced the completion of a metallurgical diamond drilling program at Springpole. Highlights were as follows:

  Hole PM-DH-01 intersected 1.22 g/t gold (“Au”) over 354.5 metres including 1.65 g/t Au over 177.0 metres.
  Hole PM-DH-02 intersected 1.51 g/t Au over 341.0 metres including 2.81 g/t Au over 87.0 metres.
  Hole PM-DH-03 intersected 1.25 g/t Au over 359.0 metres including 2.75 g/t Au over 44.0 metres.
  Hole PM-DH-04 intersected 2.15 g/t Au over 146.7 metres including 2.54 g/t Au over 108.7 metres.

A total of four holes comprising approximately 1,200 metres were drilled during the fall 2016 program with hole locations specifically designed to recover sample material that is representative of the Springpole deposit, and to provide material for metallurgical testing. Material from the drill holes had been subjected to both assay testing and metallurgical testing. The results from the metallurgical testing program were incorporated into the updated PEA, the results of which were announced on September 21, 2017.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Goldlund Gold Project Updates

Exploration and Infill Drilling Campaigns

Given the success of the Company’s Phase 1 drilling campaign (comprising 100 holes for 24,300 metres), the Company commenced its Phase 2 drilling campaign, comprising approximately 17,500 metres, on its Goldlund Gold Project located near the town of Sioux Lookout in northwestern Ontario, Canada (“Goldlund”). Nine sets of assays results were announced between April 25, 2017 and February 8, 2018.

Highlights of recently released drilling results are below:

•	Hole GL-17-106 intersected 202.0 metres of 1.39 g/t Au
o	Including 2.0 metres of 43.28 g/t Au
•	Hole GL-17-053 intersected 179.0 metres of 1.13 g/t Au
o	Including 2.0 metres of 12.07 g/t Au
o	And 43.0 metres of 3.01 g/t Au
•	Hole GL-17-065 intersected 90.0 metres of 1.32 g/t Au
o	Including 2.0 metres of 11.82 g/t Au
•	Hole Gl-17-005 intersected 313.0 metres of 0.81 g/t Au
o	Including 6.0 metres of 5.43g/t Au
•	Hole GL-17-045 intersected 78.0 metres of 1.96 g/t Au
o	Including 2.0 metres of 61.37 g/t Au
•	Hole GL-17-032 intersected 64.5 metres of 3.25 g/t Au
o	Including 0.5 metres of 335.76 g/t Au
•	Hole GL-17-059 intersected 70.5 metres of 2.50 g/t Au
o	Including 0.5 metres of 186.49 g/t Au
•	Hole GL-17-014 intersected 6.0 metres of 30.69 g/t Au
o	Including 2.0 metres of 91.63 g/t Au
•	Hole GL-17-084 intersected 34.0 metres of 4.30 g/t Au
o	Including 2.0 metres of 48.72 g/t Au
•	Hole GL-17-021 intersected 52.0 metres of 2.21 g/t Au
o	Including 2.0 metres of 43.09 g/t Au

The goals of the Phase 1 and Phase 2 drilling campaigns are to upgrade the current NI 43-101 inferred mineral resources at Goldlund into the measured and indicated categories as well as to increase the aggregate mineral resource ounces.

Updated Technical Report

On February 10, 2017, the Company filed on SEDAR an independent technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project” that was prepared by WSP Canada Inc. (“WSP”) in accordance with NI 43-101. The report is dated January 23, 2017 and it outlines a mineral resource estimate for Goldlund.

Highlights of the Goldlund deposit are as follows:

  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t Au or 560,000 ounces of gold.
  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t Au or 1,750,000 ounces of gold.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Hope Brook Gold Project Update

In the summer of 2017, a LIDAR airborne survey, which utilized laser beams to measure the ground surface elevation, was carried out over certain claims comprising the Hope Brook Gold Project located in Newfoundland, Canada (“Hope Brook”). The information captured by the LIDAR airborne survey was used to build a 3D topographic map, which contributed towards assessment work requirements for Hope Brook. In addition, the Company completed approximately 850 metres of drilling at Hope Brook in September 2017 to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 kilometres (“km”) from the main resources area and 8 km from Highway 480.

Cameron Gold Project Update

In the summer of 2017, a LIDAR airborne survey was carried out over the Cameron Gold Project located in the southern part of western Ontario (“Cameron”). The information captured by the LIDAR airborne survey was used to build a 3D topographic map, which contributed towards assessment work requirements for Cameron.

On March 22, 2017, the Company announced that it had filed on SEDAR an independent technical report outlining the updated resource estimate for Cameron. The report, titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, was prepared by Optiro Pty Ltd. (“Optiro”), and is dated January 17, 2017.

Highlights of the Cameron deposit are as follows:

  At a 0.55 g/t Au cut-off grade, the Cameron deposit contains pit constrained Measured and Indicated Resources of 3.5 million tonnes at 2.45 g/t Au or 274,000 ounces of gold.
  At a 0.55 g/t Au cut-off grade, the Cameron deposit contains pit constrained Inferred Resources of 35,000 tonnes at 2.45 g/t Au or 3,000 ounces of gold.
  At a 2.00 g/t Au cut-off grade, the Cameron deposit contains underground Measured and Indicated Resources of 2.0 million tonnes at 2.90 g/t Au or 190,000 ounces of gold.
  At a 2.00 g/t Au cut-off grade, the Cameron deposit contains underground Inferred Resources of 6.5 million tonnes at 2.54 g/t Au or 530,000 ounces of gold.

Pickle Crow Gold Project Update

On February 3, 2017, the Company announced the completion of an initial diamond drill program at its Pickle Crow Gold Project located in northern Ontario, Canada (“Pickle Crow”). Highlights were as follows:

  Hole PC-16-306 intersected 1.28 g/t Au over 12.70 metres including 15.14 g/t Au over 0.70 metres in the middle vein zone of the No. 15 Vein.
  Visible gold was intersected in Hole PC-16-306 in the lower vein zone of the No. 15 Vein.

A total of nine holes comprising approximately 1,300 metres were drilled during this drill program, which commenced in fall 2016. The objective of this drill program was to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lower most vein zone of the No. 15 Vein structure.

In addition, the Company drilled a further five holes comprising 1,100 metres in February 2017, which contributed towards future assessment work requirements for Pickle Crow.

Acquisition of Claims Associated with Existing Canadian Properties

On September 11, 2017, the Company announced that it had acquired two claim groups, the Satterly Lake Claims, totaling 2,368 hectares, which are adjacent to the western edge of Springpole. The Satterly Lake Claims collectively consist of 17 claims covering gold mineralization drilled by St. Joe Canada in the 1980s.

On February 10, 2017, the Company announced that it had acquired certain mineral claims located in Ontario and Quebéc. Under an agreement with GoldON Resources Ltd., the Company acquired five unpatented mining claims located near Pickle Lake, Ontario, totaling 864 hectares, in exchange for 200,000 common shares of the Company. Under a separate agreement with a private individual, the Company acquired eighteen mining claims located in the Township of Duparquet, Québec, totaling 279 hectares, in exchange for $250,000 in cash and 2,500,000 common shares of the Company.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Graduation to the TSX

First Mining's common shares commenced trading on the TSX at the market open on June 22, 2017. First Mining's common shares continue to trade under the symbol "FF" on the TSX. In conjunction with the graduated listing to the TSX, the Company's common shares were voluntarily delisted from the TSX Venture Exchange (“TSXV”) prior to their commencement of trading on the TSX.

Settlement of Debenture Liability

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability of $2,139,900 in connection with three debentures (the “Debentures”) that had previously been issued by Tamaka to Kesselrun Resources Ltd. (“Kesselrun”).

On June 30, 2017, the Company settled the Debentures through the issuance to Kesselrun of 4,700,000 First Mining common shares, which were valued at $3,102,000 based on the closing price as at June 30, 2017, and payment to Kesselrun of $200,000 cash. Given that the Company provided consideration in excess of the carrying value of the liability for the Debentures, the excess amount has been capitalized to Goldlund as additional consideration in respect of the Tamaka transaction. Following the settlement of the Debentures and the loans payable to First Majestic Silver Corp. (“First Majestic”) in the year ended December 31, 2017, the Company has been debt free since June 30, 2017, and remains debt free (other than trade payables in the ordinary course of business).

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

MINERAL PROPERTY PORTFOLIO LOCATIONS [COMBINED SURFACE AREA OF 309,001 HECTARES(1)]

(1)	Comprises 170,138 Hectares, 137,301 Hectares, and 1,562 Hectares in Canada, Mexico, and the United States, respectively.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

  Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects with more than one million ounces of attributable gold, located in Eastern Canada.
  Tier 2 projects are resource-stage assets which host mineral resources of less than one million ounces of attributable gold.
  Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

MINERAL PROPERTY BALANCES

As at December 31, 2017 and December 31, 2016, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2016	Acquisition	Concessions, taxes,and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance December 31, 2017
Hope Brook	$17,595,297	$-	$20,750	$185,989	$397,182	$181,702	$283,512	$-	$-	$-	$18,664,432
Springpole	68,121,214	243,000	314,705	443,195	462,331	356,930	457,379	-	-	-	70,398,754
Pickle Crow	15,821,422	180,000	62,629	23,880	312,668	69,201	25,528	-	-	-	16,495,328
Duquesne	5,023,019	-	824	89	22,898	3,512	1,776	-	-	-	5,052,118
Pitt	2,073,841	-	-	-	5,288	1,213	-	-	-	-	2,080,342
Cameron	26,016,703	-	38,140	107,876	174,266	299,898	39,299	-	-	-	26,676,182
Goldlund(1)	85,103,290	1,195,629	2,754	580,923	4,173,421	2,124,829	626,424	-	-	-	93,807,270
Others in Canada	-	2,500,000	2,004	445	9,877	3,460	-	-	-	-	2,515,786
Canada Total	$219,754,786	$4,118,629	$441,806	$1,342,397	$5,557,931	$3,040,745	$1,433,918	$-	$-	$-	$235,690,212
Miranda	760,386	-	76,213	-	24,264	1,557	-	-	(52,338)	-	810,082
Socorro	711,626	-	112,002	-	8,069	60	131	-	(49,663)	-	782,225
San Ricardo	829,459	-	190,982	-	4,318	597	3,142	-	(59,371)	-	969,127
Others in Mexico	702,521	-	244,903	-	23,163	1,126	1,626	-	(51,912)	-	921,427
Mexico Total	$3,003,992	$-	$624,100	$-	$59,814	$3,340	$4,899	$-	$(213,284)	$-	$3,482,861
USA	703,445	-	39,338	-	-	-	620	-	(45,221)	-	698,182
TOTAL	$223,462,223	$4,118,629	$1,105,244	$1,342,397	$5,617,745	$3,044,085	$1,439,437	$-	$(258,505)	$-	$239,871,255

	Balance December 31, 2015	Acquisition	Concessions, taxes,and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance December 31, 2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	-	-	-	5,023,019
Pitt	-	2,047,786	732	-	25,182	-	141	-	-	-	2,073,841
Cameron	-	25,799,192	3,267	65,414	108,888	20,395	19,547	-	-	-	26,016,703
Goldlund	-	84,859,301	3,151	71,374	92,629	64,009	12,826	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	-	(18,957)	-	829,459
Penasco Quemado	2,783,382	-	105,726	6,308	-	-	242	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	-	(35,518)	(939,236)	-
Others in Mexico	460,099	-	287,236	12,121	3,985	1,217	5,501	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	-	-	(485,114)	-
TOTAL	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

(1)

During the year ended December 31, 2017, the Company settled the liability for the Debentures with Kesselrun. As part of the settlement agreement, the Company provided consideration in excess of the initial estimate of the fair value of the Debentures; this amount has been capitalized to Goldlund as additional consideration in respect of the Tamaka transaction.

During the year ended December 31, 2017, the Company completed 24,300 metres of drilling (Phase 1), and commenced and drilled approximately 10,700 metres (Phase 2) at Goldlund. In addition, the Company completed 1,100 metres and 863 metres of drilling at Pickle Crow and Hope Brook, respectively. As a result, the Company’s drilling, exploration, and technical consulting expenditures were higher during the year ended December 31, 2017 compared to the prior year. In addition, the Company paid Mexican mining concession fees to maintain its legal rights to explore mineral properties in Mexico. The Mexican mining concession fees decreased from the prior year following the sale of three Mexican mineral properties in the transaction with Silver One Resources Inc. (“Silver One”). The acquisitions of mineral claims during the year are included under “Springpole”, “Pickle Crow”, and “Others in Canada” in the above table.

In addition to the above mineral property balances, $4,416,780 is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

MINERAL PROPERTY PORTFOLIO NI 43-101 GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	16,500	1.45	-	770	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Goldlund Gold Project	9,300,000	1.87	-	560,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	5,954,000	1.57	-	300,700	-
Duquesne Gold Project	1,859,000	3.33	-	199,000	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project	40,900,000	1.33	-	1,750,000	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	10,300,000	3.90	-	1,262,000	-
Duparquet Gold Project(3)	2,846,000	1.46	-	133,400	-
Duquesne Gold Project	1,563,000	5.58	-	281,000	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,376,500	2.74	-	297,770	-
Total Indicated Resources	163,883,000	1.28	5.70	6,740,700	24,190,000
Total Measured and Indicated Resources	167,259,500	1.31	5.70	7,038,470	24,190,000
Total Inferred Resources	75,456,000	1.89	3.10	4,556,400	1,120,000

(1)

The mineral resources and reserves set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the heading “Mineral Property Portfolio Review” in this MD&A.

(2)	Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)	The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(4)

Open pit mineral resources are reported at a cut off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of US$1,400/oz. and a gold processing recovery of 80% and a silver price of US$15/oz and a silver processing recovery of 60%. The estimated life of mine strip ratio for the resource estimate is 2.1.

(5)	Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)	Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)

Comprises 3,628,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.10 g/t Au, and 6,522,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.80 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

MINERAL PROPERTY PORTFOLIO QUARTERLY GROWTH IN NI 43-101 GOLD RESOURCES

(1)	As at Q1 2016, the Company owned Hope Brook, Springpole, and Pickle Crow, whose NI 43-101 gold resources are represented in the above chart.

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going gold exploration and development programs, which are expected to be funded mostly through the sale of equity, and through joint venture partnerships. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any PEA referenced in this MD&A, a PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that a PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The basis for the PEA and the qualifications and assumptions made by the qualified person are set out in the sections of this MD&A where the results of a PEA are discussed.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Canadian Mineral Properties

Tier 1 Projects

Springpole, Ontario

Acquired through the acquisition of Gold Canyon in 2015, the Springpole property covers an area of 32,240 hectares, including 36 patented and 300 unpatented claims. The project is located in northwestern Ontario, approximately 110 km northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road within 10 km and nearby power lines. The project contains indicated mineral resources of 139.1 Mt grading 1.04 g/t Au and 5.40 g/t silver (“Ag”), containing 4,670,000 oz Au and 24,190,000 oz Ag, and inferred mineral resources of 11.4 Mt grading 0.63 g/t Au and 3.10 g/t Ag, containing 230,000 oz Au and 1,120,000 oz Ag. Springpole is located within a pro-mining jurisdiction that is covered by Treaty Three and Treaty Nine First Nations Agreements.

A technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, that was prepared by SRK, was filed by the Company on SEDAR on October 30, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The PEA contemplates mining and processing material at 36,000 tonnes per day at an average head grade of 1.00 g/t Au and 5.28 g/t Ag.

Goldlund, Ontario

Acquired through the amalgamation with Tamaka in 2016, the Goldlund property covers an area of 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease, and 1 license of occupation. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic subvolcanic intrusive sheets, and is intruded by several granitoid stocks. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project”, that was prepared by WSP, was filed on SEDAR on February 10, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Goldlund contains indicated mineral resources of 9.3 Mt grading 1.87 g/t Au, containing 560,000 oz Au, and inferred mineral resources of 40.9 Mt grading 1.33 g/t Au, containing 1,750,000 oz Au. Mining in the 1980s produced approximately 90,700 tonnes at 5.14 g/t Au from underground and 39,000 tonnes at 5.83 g/t from a small open pit. The project has excellent infrastructure with year-round road access to the property from Ontario Highway 72, which is 2 km to the south, and regional power lines which are 15 km to the north. There is a strong relationship with the towns and First Nation groups in the local communities.

Hope Brook, Newfoundland

Acquired through the acquisition of Coastal Gold in 2015, the Hope Brook property covers an area of 26,650 hectares, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, that was prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR at www.sedar.com profile and on the Company’s website at www.firstmininggold.com. The resource covers 1.5 km of an 8 km mineralized structure. The project hosts indicated mineral resources of 5.5 Mt grading 4.77 g/t Au, containing 844,000 oz Au, and inferred mineral resources of 836,000 t grading 4.11 g/t Au, containing 110,000 oz Au. Substantial infrastructure includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Drill targets with potential to significantly increase resources have already been outlined. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997 and there is strong support from the local community and the Province of Newfoundland for future development.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Cameron, Ontario

Acquired through the acquisition of Cameron Goldin 2016, the Cameron property covers an area of 44,853 hectares and comprises 24 patented claims, 226 unpatented claims, 4 mining leases, and 7 licenses of occupation. The Cameron deposit is a greenstone-hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the north east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, that was prepared by Optiro, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The project hosts pit constrained (0.55 g/t Au cut-off) measured and indicated mineral resources of 3.5 million tonnes at 2.45 g/t Au or 274,000 ounces of gold and pit constrained (0.55 g/t Au cut-off) inferred mineral resources of 35,000 tonnes at 2.45 g/t Au or 3,000 ounces of gold in addition to underground (2.00 g/t Au cut-off) measured and indicated mineral resources of 2.0 million tonnes at 2.90 g/t Au or 190,000 ounces of gold and underground (2.00 g/t Au cut-off) inferred mineral resources of 6.5 million tonnes at 2.54 g/t Au or 530,000 ounces of gold. There is excellent infrastructure with year round road access to the property from nearby highway and power lines within 20 km.

Pickle Crow, Ontario

Acquired through the acquisition of PC Gold in 2015, the Pickle Crow project covers an area of 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, that was prepared by Micon International Limited, was filed by PC Gold on SEDAR on June 2, 2011, and is available under PC Gold’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The resource supports a high-grade underground and open pit operation. The project hosts inferred mineral resources of 10.3 Mt grading 3.9 g/t Au, containing 1,262,000 oz Au. Extensive infrastructure in place or proximal to the Pickle Crow project includes a 200 tonne per day gravity mill on site, generators and fuel storage and paved road access to the property, and the project is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

Tier 2 Projects

Duquesne Gold Project, Québec

Acquired through the acquisition of Clifton Star in 2016, the Duquesne Gold Project located in the Abitibi Region of Québec (“Duquesne”) is situated on a property that covers an area of 2,323 hectares. The Company owns a 100% interest in Duquesne which hosts an NI 43-101 indicated mineral resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz Au, and an inferred mineral resource of 1.6 Mt grading 5.58 g/t Au, containing 281,000 oz Au. A technical report titled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, was filed by Clifton Star on SEDAR on October 28, 2011, and is available under Clifton Star’s SEDAR profile at www.sedar.com. The Duquesne project is situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz Au.

Pitt Gold Project, Québec

Purchased from Brionor Resources Inc. in 2016, the Pitt Gold Project located in the Abitibi Region of Québec (“Pitt Gold”) is situated on a property that covers an area of 384 hectares and is close to Duquesne and the Duparquet Gold Project (in which First Mining holds a 10% indirect interest). A technical report in support of these resources, titled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada”, was filed by the Company on SEDAR on January 6, 2017 under the Company’s SEDAR profile at www.sedar.com. At a cut-off grade of 3.0 g/t Au, Pitt Gold is estimated to have inferred mineral resources of 1,076,000 tonnes grading 7.42 g/t Au, containing 257,000 oz Au.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Tier 3 Projects

Lac Virot Iron Ore Project, Newfoundland

Acquired through the acquisition of Coastal Gold in 2015, the Lac Virot property is located near the town of Labrador City in western Labrador. The Company owns a 100% interest in 4 mineral licenses covering a total area of 13,109 hectares. The Lake Superior-type iron formation occurrences of the Lac Virot area lie in the Labrador-Québec Fold Belt or Labrador Trough, within the Sokoman Formation of the Lower Proterozoic (Aphebian) Knob Lake Group. The project is in a strategic location surrounded by four iron ore mines in the Southern Labrador Trough. A total of 11,713 metres were drilled in 42 holes during 2012 which focused on high priority targets previously outlined by an 882 km gravity survey.

Horseshoe Island Gold Project, Ontario

Acquired through the acquisition of Gold Canyon in 2015, the Company’s 100% interest in the Horseshoe Island Gold Project, situated in the Archean Birch-Uchi greenstone belt, and within the prolific Red Lake Mining District of northwestern Ontario, is comprised of 16 unpatented claims covering an area of 2,448 hectares. Gold Canyon previously completed an extensive Mobile Metal Ion survey which displayed that elongate, shear-related gold anomalies are widespread and may be scattered along the entire 7 km length of the property. The surveys also produced copper and zinc anomalies in VMS favorable environments. Historic drilling has indicated the presence of nickel, platinum, and palladium in a layered gabbro intrusive. The project has a long exploration history during which time 24,138 metres of drilling has been completed.

Mexican Mineral Properties

Tier 3 Projects

Miranda, Sonora

The Miranda gold property consists of three claims; Miranda, Miranda 1 and La Arena, that together cover 16,035 hectares in the Sonoran Desert within a structural corridor called the Sonora-Mojave Megashear (the “SMM trend”).

The SMM trend hosts several operating gold mines and deposits, some of which exceed 10 million ounces of gold such as Herradura-Dipolos in western Sonora, Mexico, and other smaller deposits known as Mesquite (7 M oz Au) and Picacho in Arizona, Mexico; Chanate in San Francisco, Mexico; and La Choya in Sonora, Mexico. The Miranda property lies in the south-central part of the SMM trend, adjacent to the San Felix and El Antimonio mining districts on the south and east respectively. Miranda covers multiple prospects and gold occurrences including the inactive mines La Fortuna and El Gigio (claims that are not owned by the Company but are surrounded by the Miranda gold property concessions). Additionally, the property exhibits structures and lithologies favorable for the development of large orogenic (mesothermal) ore deposits similar to those occurring along the SMM trend. During 2015, 151 rock chip samples were taken and analyzed with values ranging between nil and 7.29 g/t Au. Additionally, 3,486 soil samples were collected and analyzed. In September 2017, the Company conducted a structural analysis which is intended to prioritize drilling targets at the Miranda gold property.

Socorro, Sonora

The Socorro property was reduced and separated into fractions in 2015 subject to government approval and now consists of four claims: El Socorro Frac 1, El Socorro Frac 2, El Socorro Frac 3 and Tizoc R1, together covering an area of 35,654 hectares. It is a regional gold exploration play with dozens of pits and placer deposits with excellent potential to host both bulk open-pit, heap-leachable deposits as well as high-grade gold in high-angle structures. The southern part of the concession covers the northern extension of the El Chanate mine, while the central and northern portion cover mesothermal gold veins within a regional structure over 10 km long.

Work to date on the property includes interpretation of ASTER images, mapping and initial surface reconnaissance.

During 2015, the Company took 53 rock chip samples on the property with values ranging from nil to 41.0 g/t Au. Additionally, 7,737 soil samples were taken and analyzed.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

San Ricardo, Sonora

The San Ricardo property consists of nine claims, two of which, San Ricardo and San Ricardo 2, cover an area of 50 hectares and an existing small mine. The remaining seven claims: Teocuitla, Teocuitla 2, Teocuitla 4, Angel, Tlaloc, Tlaloc 2 and Aztlan, together cover an area of 37,350 hectares, and were staked by the Company between 2009 and 2011. Mineralization on the property is epithermal in nature and has not been constrained along strike or depth by drilling.

All underground workings on the San Ricardo vein system were opened up and sampled between 2009 to 2011, and several hundred metres of trenches were excavated and sampled. Subsequently, 14 diamond drill-holes were drilled on the property to test two veins, the Santa Cruz and Mina Antigua, at shallow levels. Drill results in the Santa Cruz vein varied from minor precious metal mineralization to 2.3 m at 23.1 g/t Au, whereas the Mina Antigua vein contained 4.5 m at 100.4 g/t Ag.

During 2015, the Company took 59 reconnaissance rock samples with values ranging from nil to 33.7 g/t Au and completed a 4,993 soil samples geochemical survey.

Puertecitos, Sonora

The Puertecitos property consists of two claims, Puertecitos and Puertecitos 2, covering an area of 9,060 hectares staked by the Company in 2009. Located 32 km southwest of the Sasabe border crossing between the US and Mexico, Puertecitos is 40 km west of the Company’s Los Tamales property and 32 km northeast of the Peñoles Los Humos deposit, a 625 Mt porphyry copper system grading 0.32% Cu. Widespread copper oxides outcrop at Puertecitos and the presence of sericite and secondary biotite in breccia fragments from dikes and pipes suggest that a porphyry system may exist under the extensive rhyolite flows on the property. In 2015, the Company entered into an option agreement with Peñoles under which Peñoles mapped and sampled the Puertecitos property. However, on August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

Los Tamales, Sonora

The Los Tamales property consists of two claims, Teocuitla 5 and Teocuitla 8, which together cover an area of 3,851 hectares staked by the Company in 2010. Los Tamales is a porphyry copper-molybdenum system located 125 km southwest of Tucson, Arizona and 28 km south of the US-Mexican border. The property was discovered by a water well sampling program during a joint United States Geological Survey and Servicio Geologico Mexicano reconnaissance effort in the 1970s, and was the subject of two USGS open-file reports: 94-685 and 84-289. Five diamond drill holes tested copper and molybdenum soil geochemical anomalies in 2013 along a 5 km strike length with all holes showing low grade chalcopyrite and molybdenite mineralization. The deposit as currently interpreted suggests it is the deep level of a large system dissected by low angle faulting. In 2015, the Company entered into an option agreement with Peñoles under which Peñoles mapped and sampled the Los Tamales property in 2016. However, on August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

El Apache, Sonora

The El Apache property covers an area of 11,417 hectares in two claims: El Apache and Tlahuac; both staked by the Company in 2011.

El Apache is largely covered by wind-blown sand of the western Sonoran Desert and lies in a highly prospective area within the prolific Sonora-Mojave megashear gold belt. The property lies 10 km east of the largest gold-only mine in Mexico, Fresnillo’s Herradura complex and 10 km south of La Choya mine.

Work to date includes partial surface reconnaissance, interpretation of the government’s magnetic data and limited surface sampling in two small outcropping hills. Future work will entail ZTEM, detailed magnetometry, bleg sampling, and enzyme leach-type geochemical surveys to identify drill targets under sand cover.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Batacosa, Sonora

The Batacosa property consists of one claim covering an area of 3,600 hectares staked by the Company in 2011. Batacosa is a porphyry copper-molybdenum system located 55 km northeast of Ciudad Obregon and 220 km southeast of Hermosillo, the capital of the state of Sonora. Batacosa was discovered by Cominco in the 1970s and subsequently drilled by them and other companies between 1970 and 2000. A total of 8,000 metres were drilled in 47 drill holes. The Company has delineated two untested targets within the property.

Montana Negra, Sonora

The Montana Negra property consists of one claim, Montana Negra, covering an area of 852 hectares. The property covers Proterozoic rocks that the Company believe may be favorable for gold mineralization and is located in North Central Sonora, 20 km southeast of Cananea. In the Orogenic gold system targets are open-pit leachable mineralization in granitic and metamorphic rocks (similar to the La Choya and San Francisco mines). Additional field work is required to fully evaluate the property following preliminary surface samples that reported from nil to 9.5 g/t Au.

Las Margaritas, Durango

The Las Margaritas property covers an area of 500 hectares consisting of two mining concessions approximately 150 km from Durango City. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% NSR royalty payable to the vendor which may be purchased at any time before July 6, 2016 for USD $500,000. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km. In 2016, a two-year extension was negotiated with the vendor which granted the Company the option to purchase the 1% NSR royalty by November 2018 in consideration for an additional USD $100,000 payable over two years, of which $50,000 has been paid. The Company is currently seeking to negotiate a further extension with the vendor.

Geranio, Oaxaca

The Geranio property consists of six claims: La Ramita, Geranio, Violeta, Azucena, El Jilguero and La Orquidea, which combined, cover an area of 540 hectares. Additionally, the Company has also staked a much larger block of ground to the north, east and south of the Natividad system.

The Geranio project lies adjacent and directly north of the historic Natividad Mining District, 70 km north of the city of Oaxaca in southern Mexico. Natividad is a series of five bonanza grade gold and silver veins in a black shale host rock which, over the last 70 years, has produced 1.5 million ounces of gold equivalent. The property covers approximately 1,200 metres of strike length of the northern extension of the Natividad vein system.

Two ASARCO exploration diamond drill holes were drilled on the Geranio property in 1992; hole N-20 intersected 0.6 m at 36 g/t Au and 315 g/t Ag, whereas hole N-24 intersected 0.7 m at 45 g/t Au and 120 g/t Ag. The Company’s objective is to delineate another Natividad mineralized system with comparable precious metal contents.

El Roble, Oaxaca

The El Roble property, located in the Natividad mining district, consists of two claims staked by the Company, El Roble and El Roble 2, which together cover an area of 9,666 hectares. The property covers the northern extension of Natividad veins and other historic bonanza producers such as the El Banco mine. Relevant exploration features include a 15 km strike length of a large magnetic high representing an intrusive body at depth believed to be associated with high-grade gold mineralization in veins. Work to date includes regional geology, airborne magnetics and reconnaissance sampling of selected areas.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Lachatao, Oaxaca

The Lachatao property, located in Oaxaca Mexico, consists of three claims that were staked by the Company known as Lizi 1, Lizi 1 Fraccion 2, and Lizi 1 Fraccion 3, which together cover an area of 5,126 hectares. Targets in the property include high-grade gold bonanza veins in black shales as well as stockworks and disseminated gold in volcanic rocks.

USA Mineral Property

Tier 3 Projects

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property covers an area of 1,562 hectares and is located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 million oz Au), 9 km west of its newly discovered Gold Rush deposit (7.0 million oz Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 ounces of gold in the 1990s.

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

SELECTED ANNUAL INFORMATION

The following is a summary of selected financial information which is derived from the audited financial statements for the last three completed fiscal years:

	Year ended December 31,
	2017	2016	2015
Net Loss	$(11,184,268)	$(11,154,923)	$(5,082,057)
Net Loss Per Share (basic and diluted) (1)	$(0.02)	$(0.03)	$(0.05)
	December 31,	December 31,	December 31,
	2017	2016	2015
Cash and Cash Equivalents	$15,399,727	$33,157,447	$683,608
Mineral Properties	239,871,255	223,462,223	107,592,331
Total Assets	265,736,020	269,558,457	109,268,514
Total Non-current Liabilities	$-	$2,106,371	$-

(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

The Company had no revenues from its operating activities in 2017, 2016 or 2015 and the Company has never paid any distributions or cash dividends to its shareholders.

Net Loss

Net loss had increased from year 2015 to year 2016 and remained comparable between year 2016 and year 2017. During its acquisition phase from year 2015 to year 2016, the Company’s business activities experienced growth, resulting in increased expenditures. Following the acquisition phase, expenditures stabilized year-over-year from year 2016 to year 2017.

Cash and Cash Equivalents

Cash and cash equivalents increased by $32,473,839 from December 31, 2015 to December 31, 2016, and decreased by $17,757,720 from December 31, 2016 to December 31, 2017. During the year 2016, the increase in cash and cash equivalents was primarily due to an equity private placement by the Company of $26,842,807 and $14,243,523 of cash acquired through acquisitions, partially offset by cash used in operating and investing activities during the year. During the year 2017, the decrease in cash and cash equivalents was primarily attributable to cash used in operating activities and mineral property exploration activities, partially offset by cash flows from the exercise of warrants and stock options.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Total Assets

Total assets increased by $160,289,943 from December 31, 2015 to December 31, 2016, predominantly as a result of the five acquisitions and the equity private placement transaction in August 2016. In 2017, pursuant to its strategy of acquiring mineral properties rapidly, the Company incurred additional exploration and development expenditures on its Canadian tier 1 projects to advance its mineral properties. The amounts of total assets declined slightly between December 31, 2016 and December 31, 2017 due to cash used in operating activities.

SUMMARY OF QUARTERLY RESULTS

	2017-Q4	2017-Q3	2017-Q2	2017-Q1
Net Loss	$(1,237,177)	$(1,295,834)	$(1,998,278)	$(6,652,979)
Net Loss Per Share (basic and diluted) (1)	(0.00)	(0.00)	(0.00)	(0.01)
Cash and Cash Equivalents	15,399,727	18,290,896	21,956,653	28,078,451
Mineral Properties	239,871,255	237,412,773	233,861,228	229,513,009
Total Assets	$265,736,020	$267,207,512	$268,307,308	$270,169,319

(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

	2016-Q4	2016-Q3	2016-Q2	2016-Q1
Net (Loss) Income	$(3,553,041)	$134,446	$(6,446,222)	$(1,290,106)
Net (Loss) Income Per Share (basic and diluted) (1)	(0.01)	0.00	(0.02)	(0.00)
Cash and Cash Equivalents	33,157,447	36,323,320	9,632,406	1,541,350
Mineral Properties	223,462,223	226,591,142	230,321,614	108,248,593
Total Assets	$269,558,457	$272,779,533	$243,448,644	$111,644,024

(1)

The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods except 2016-Q3. In 2016-Q3, although the outstanding stock options and warrants had a dilutive effect on the net income, the basic and diluted income per share calculation still result in the same number.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

Net loss in 2017-Q4 was comparable to the net loss in 2017-Q3. The decline in cash and cash equivalents from 2017-Q3 were primarily driven by cash used in operating and investing activities, which included the Phase 2 drilling campaign at Goldlund.

In 2017-Q3, net loss decreased by 35% from 2017-Q2 mainly due to fewer marketing activities in 2017-Q3. In addition, transfer agent and filing fees decreased as the one-time TSX initial listing fee in 2017-Q2 was a non-recurring expense. The Company primarily used its cash in operating and investing activities, which included the drilling campaign at Goldlund and technical consultation to update its PEA study report for Springpole.

The net loss in 2017-Q2 was $4.7 million lower than the net loss in 2017-Q1. This decrease was primarily due to the timing of stock option grants as no stock options were granted in 2017-Q2, whereas, in 2017-Q1, the Company granted a total of 10,880,000 stock options to its Directors, Officers, employees, and consultants. The Company continued its drilling campaign at Goldlund and primarily used its cash in operating and investing activities. In Q2-2017, the Company repaid its loans payable and settled its liability for the Debentures, and was therefore debt free as at June 30, 2017.

The net loss in 2017-Q1 was $3.1 million higher than the net loss in 2016-Q4 mainly due to the $5.3 million non-cash share-based payments expense from the 10,880,000 stock options granted during the period, partially offset by lower loss from other items as there was no write-down of mineral properties and no marketable securities fair value loss in the statements of net loss in 2017-Q1, following the early adoption of IFRS 9 Financial Instruments (“IFRS 9”). The Company primarily used its cash in operating and investing activities, including drilling expenditures which were capitalized to mineral properties. Furthermore, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec during 2017-Q1. Therefore, cash and cash equivalents declined while mineral properties increased during 2017-Q1.

In 2016-Q4, the Company’s marketable securities declined in value resulting in a $1.2 million mark-to-market fair value loss. The one-off $0.8 million gain on divestiture of subsidiaries and $1.0 million foreign exchange gain in 2016-Q3 did not recur in 2016-Q4. As a result, the Company recorded a net loss in 2016-Q4 compared to a net income in 2016-Q3. The Company primarily used its cash in operating and investing activities, including drilling expenditures which are capitalized to mineral properties. Therefore, cash and cash equivalents declined during 2016-Q4.

In 2016-Q3, the Company completed its divestiture transaction of three Mexican mineral properties, which resulted in a gain of $0.8 million and a realized foreign exchange gain of approximately $1.0 million currency translation adjustment reclassification. These gains were partially offset by the Company’s expenditures, resulting in a net income in 2016-Q3. The increase in cash and cash equivalents was primarily driven by the completion during 2016-Q3 of a $27.0 million non-brokered equity private placement.

The net loss in 2016-Q2 was $5.2 million higher than the net loss in 2016-Q1 mainly due to the $4.7 million non-cash share-based payments expense resulting from the 10,770,000 stock options granted during the period. In addition, salaries increased as a result of hiring additional employees due to the Company’s growth. The increase in cash and cash equivalents and total assets from 2016-Q1 was primarily due to the completion of the four mineral property acquisitions in 2016-Q2, and, in particular, the $10.8 million cash received from the acquisition of Clifton Star.

In 2016-Q1, net loss decreased by 31% from 2015-Q4. The net loss in 2015-Q4 was primarily due to the $0.6 million write-down of Mexican mineral properties. The increase in cash and cash equivalents and mineral properties from 2015-Q4 was primarily due to the completion of the Goldrush acquisition in 2016-Q1.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

RESULTS OF CONTINUING OPERATIONS

For the three months and years ended December 31, 2017 and 2016

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

EXPENDITURES

General and administration	$551,739	$750,423	$2,509,433	$2,196,024
Exploration and evaluation	122,233	91,119	627,266	559,723
Investor relations and marketing communications	577,821	809,028	2,555,597	3,471,947
Corporate development and due diligence	25,169	13,750	102,180	50,970
Share-based payments (non-cash)	19,738	249,383	5,497,111	5,154,642
Loss from operational activities	(1,296,700)	(1,913,703)	(11,291,587)	(11,433,306)

OTHER ITEMS
Foreign exchange (loss) gain	(2,214)	98,039	(147,622)	980,590
(Loss) gain on divestiture of subsidiaries	-	(35,229)	-	806,714
Marketable securities fair value loss	-	(1,246,940)	-	(1,071,944)
Interest and other expenses	(2,741)	(66,831)	(89,496)	(219,183)
Interest and other income	64,478	96,737	344,437	267,320
Write-down of mineral properties	-	(485,114)	-	(485,114)
Net loss	$(1,237,177)	$(3,553,041)	$(11,184,268)	$(11,154,923)

Other comprehensive loss
Items that will not be reclassified to net income or loss:
Marketable securities fair value loss	(472,428)	-	(3,398,726)	-
Items that may be reclassified to net income or loss:
Reclassification of currency translation adjustment on divestiture of subsidiaries	-	-	-	(1,021,847)
Currency translation adjustment	21,423	95,596	(280,415)	(361,723)
Other comprehensive (loss) income	(451,005)	95,596	(3,679,141)	(1,383,570)

Total comprehensive loss	$(1,688,182)	$(3,457,445)	$(14,863,409)	$(12,538,493)

Fourth Quarter 2017 Compared to Fourth Quarter 2016

For the three months ended December 31, 2017, total expenditures decreased by $617,003 compared to the three months ended December 31, 2016. This decrease was explained by the following:

General and administration

General and administration decreased by $198,684 during the three months ended December 31, 2017 compared to the same period in 2016. In the prior year period, the Company incurred additional compliance expenditures as a result of the Silver One transaction, which was a one-off transaction.

Investor relations and marketing communications

Investor relations and marketing communications decreased by $231,207 during the three months ended December 31, 2017 compared to the same period in 2016, primarily due to less marketing activities during the fourth quarter of 2017.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Other functional expenditures

The amounts in exploration and evaluation; and corporate development and due diligence were comparable between periods.

Share-based payments (non-cash)

Share-based payments decreased by $229,645 during the three months ended December 31, 2017 compared to the same period in 2016, primarily due to a lower number of incentive stock option grants in the fourth quarter of 2017.

In addition, notable variances included within other items were as follows:

  The USD/CAD foreign exchange rate remained steady throughout the fourth quarter of 2017, resulting in a negligible amount of foreign exchange loss and currency translation adjustment. On the other hand, the USD/CAD foreign exchange rate was strengthening in the fourth quarter of 2016, resulting in a foreign exchange gain and currency translation adjustment gain.

  The marketable securities fair value loss in both periods was driven by the mark-to-market loss on marketable securities. As a result of the early adoption of IFRS 9 as at January 1, 2017, the current period marketable securities fair value loss was recognized in other comprehensive loss instead of net loss.

  Interest and other expenses decreased by $64,090 during the three months ended December 31, 2017 compared to the same period in 2016 as the Company was debt free throughout the fourth quarter of 2017 and therefore incurred less interest and other expenses.

  In the prior fourth quarter of 2016, the Company relinquished its permits in Burkina Faso, resulting in a write-down of mineral properties of $485,114.

Fiscal Year 2017 Compared to Fiscal Year 2016

For the year ended December 31, 2017, total expenditures remained comparable with the prior year. However, there are notable variances within certain functional expenditures.

General and administration

General and administration expenses increased by $313,409 during the year ended December 31, 2017 compared to the prior year, primarily due to increases in transfer agent and filing fees. The Company graduated to the TSX and therefore incurred a one-time TSX initial listing fee during the current year. In addition, the increase in the number of employees of the Company has slightly increased the general and administration expenses.

Investor relations and marketing communications

Investor relations and marketing communications decreased by $916,350 during the year ended December 31, 2017 compared to the prior year, primarily due to less marketing activities and more focused marketing campaigns during the current year.

Other functional expenditures

The amounts in exploration and evaluation; and corporate development and due diligence were comparable year-over-year. Exploration and evaluation expenditures consisted of overhead costs not directly attributable to specific exploration and evaluation activities. Corporate development and due diligence expenditures were immaterial for both years as professional fees related to transactions were generally capitalized.

Share-based payments (non-cash)

Although the total number of incentive stock option grants decreased slightly year-over-year, the fair value per option increased by approximately 11% from $0.44 to $0.49, resulting in an increase of $342,469 in share-based payments (non-cash).

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

In addition, notable variances included within other items were as follows:

  For the year ended December 31, 2016, the $806,714 gain on divestiture of subsidiaries represented the accounting gain from the disposition to Silver One of subsidiaries holding certain Mexican silver assets. As this was a one-off transaction, the current year gain on divestiture of subsidiaries was $nil.

  Both foreign exchange (loss) gain and currency translation adjustment in the prior year were primarily driven by the reclassification of approximately $1.0 million from currency translation adjustment in other comprehensive loss into foreign exchange (loss) gain in net loss as a result of the Mexican silver asset divestiture transaction to Silver One. Given this was a one-off transaction, both foreign exchange (loss) gain and currency translation adjustment were much lower in the current year.

  The marketable securities fair value loss in both years were driven by the mark-to-market loss on marketable securities. As a result of the early adoption of IFRS 9 as at January 1, 2017, the current year marketable securities fair value loss was recognized in other comprehensive loss instead of net loss.

  In the prior year, the Company relinquished its permits in Burkina Faso, resulting in a write-down of mineral properties of $485,114.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31,
	2017	2016
CASH PROVIDED BY (USED IN)
Operating activities	$(5,313,585)	$(7,079,546)
Investing activities	(13,725,692)	7,038,187
Financing activities	1,360,935	32,542,594
Foreign exchange effect on cash	(79,378)	(27,396)
CHANGE IN CASH AND CASH EQUIVALENTS	(17,757,720)	32,473,839
Working capital(1)	19,399,584	39,601,370
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$15,399,727	$33,157,447

(1)	Working capital is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The decrease of $17,757,720 in cash and cash equivalents from $33,157,447 at December 31, 2016 to $15,399,727 at December 31, 2017 was primarily due to cash used in investing activities comprising of drilling, technical analysis, and Canadian mineral property exploration activities.

Operating Activities

Cash used in operating activities decreased by $1,765,961 during the year ended December 31, 2017 compared to the prior year. In the prior year, the higher cash used in operating activities was primarily driven by the payment of various liabilities associated with certain acquisitions, partially offset by the collection of recoverable sales tax as part of an acquisition.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Investing Activities

For the year ended December 31, 2017, the cash used in investing activities was primarily a result of Canadian mineral property expenditures given the Phase 1 and 2 drilling campaigns at Goldlund throughout the year. In addition, the Company purchased certain marketable securities as a strategic investment that aligns with the Company’s corporate objectives. In the prior year, the cash provided by investing activities was primarily related to the $14,243,523 of cash acquired from certain acquisitions during the year, partially offset by mineral property expenditures and transaction costs.

Financing Activities

Cash provided by financing activities was much higher in the prior year as the Company completed a private placement equity financing and raised total gross proceeds of $27,000,000 in August 2016.

Trends in Liquidity, Working Capital, and Capital Resources

As at December 31, 2017, the Company has working capital of $19,399,584. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2017, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through equity issuances. Until it can generate positive cash flow to finance its exploration and development programs, the Company will remain reliant on the equity markets for raising capital, in addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing.

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no guarantee that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

OUTLOOK

First Mining is an emerging development company focused on acquiring, exploring, de-risking and, ultimately, advancing its high-quality mineral projects in Eastern Canada towards production. The Company’s key objective is to increase the economic value of its mineral property portfolio through exploration and/or development activities. As at December 31, 2017, the Company holds a portfolio of 25 mineral properties located in Canada, Mexico and the United States.

Capital investments have been underway throughout 2017 at certain of the Company’s Canadian mineral properties to improve site and camp infrastructure, which include core tents to hold large quantities of drill core and support drill core logging activities. Given the Company’s healthy working capital position of $19.4 million and no debt, additional geotechnical drilling and in-fill drilling are planned at Springpole and Goldlund, respectively. Finally, the Company is actively conducting environmental studies at all Tier 1 Canadian mineral properties, is continuing First Nations community consultations, and expects to prepare for a pre-feasibility study for Springpole at some point in the future.

The Company’s milestones in the first half of 2018 are summarized in the chart on the following page.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

(1)

The Terms of Reference provide a framework for the preparation of a provincial Environmental Assessment. It sets out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the Environmental Assessment.

(2)

In February 2018, First Mining commenced a geotechnical drilling program at Springpole. The program will test the footing locations for the proposed coffer dams at Springpole. Information collected will be used to create advanced design plans for the coffer dams and to confirm their ideal locations.

(3)

The Company expects to submit an Existing Conditions Report to the Department of Fisheries and Oceans Canada (“DFO”)during the firs thalf of 2018. The report will include an assessment of all known fish inhabiting Springpole Lake and surrounding waterbodies. This report is expected to become an important component of the Environmental Assessment process and will serve as a basis for future discussions with the DFO.

(4)	The signing of the Negotiation Protocol was completed in February 2018. See the Company’s news release dated February 13, 2018 for further details.
(5)	The Project Description is a required government filing to initiate the federal Environmental Assessment process for Springpole.

MARKETABLE SECURITIES

In addition to the shares in Silver One acquired as a result of the Mexican silver asset divestiture transaction, the Company holds other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627
Purchases	-	1,828,695	1,828,695
Loss recorded in other comprehensive loss	(3,000,000)	(398,726)	(3,398,726)
Balance as at December 31, 2017	$2,280,000	$1,996,596	$4,276,596

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2015	$-	$8,830	$8,830
Proceeds from the Silver One transaction/Purchases	6,360,000	549,741	6,909,741
(Loss) gain recorded in consolidated statements of net loss	(1,080,000)	8,056	(1,071,944)
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

The marketable securities are classified as financial assets at fair value through other comprehensive income (loss) (“FVTOCI”), with a fair value loss of $3,398,726 recorded in other comprehensive loss for the year ended December 31, 2017. Had the Company not early adopted IFRS 9 and redesignated all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net loss under IAS 39, as defined below. In the prior year, the Company recorded a fair value loss of $1,071,944 in the consolidated statements of net loss for the year ended December 31, 2016.

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project, and in which the Company holds a 10% indirect interest. As at December 31, 2017, the fair value of mineral property investments was $4,416,780 (December 31, 2016 - $4,416,780).

The mineral property investments are classified as financial assets at FVTOCI. As at December 31, 2017, management concluded that there was no material change in the fair value of the mineral property investments.

Duparquet Gold Project, Québec

The Company’s 10% indirect interest in the Duparquet Gold Project was acquired through the acquisition of Clifton Star. The Duparquet Gold Project covers an area of 1,147 hectares and is located in the Abitibi Region of Québec which is one of the world's most prolific gold producing regions. The Company owns a 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts measured mineral resources of 165,000 tonnes grading 1.45 g/t Au, containing 7,700 ounces Au, indicated mineral resources of 59.5 Mt grading 1.57 g/t Au, containing 3.0 million ounces Au and inferred mineral resources of 28.5 Mt grading 1.46 g/t Au, containing 1.3 million ounces Au. The technical report entitled “Technical Report and Prefeasibility Study for the Duparquet Project” was filed on SEDAR by Clifton Star on May 23, 2014. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at USD $1,300 per ounce of gold.

RELATED PARTY TRANSACTIONS

The Company’s related parties are its Directors and Officers, and any companies in which they control or have significant influence. The Company incurred the following related party expenditures during the years ended December 31, 2017 and 2016:

Service or Item	Year ended December 31,
	2017	2016
Administration and office expenses	$180,357	$192,813

Administration and office expenses include amounts paid to First Majestic, who provide office space and some administrative services to the Company. First Majestic’s President & CEO, CFO, and one Director are also Directors of the Company.

As at December 31, 2017, included in accounts payable is an amount of $nil (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $nil (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable, as well as $575 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, as defined by applicable securities regulators in Canada or the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

NON-IFRS MEASURES – WORKING CAPITAL

The Company has included a non-IFRS measure for “working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	December	December 31,
	2017	2016
Current assets	$20,482,424	$40,825,864
Less current liabilities	1,082,840	1,224,494
Working capital	$19,399,584	$39,601,370

CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies and accounting estimates are contained in the consolidated annual financial statements for the year ended December 31, 2017. During the year ended December 31, 2017, the Company has adopted the following new accounting standards effective January 1, 2017:

IFRS 9 Financial Instruments

The Company early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments (First Mining’s 10% equity interest in a group of privately held companies that own the Duparquet Gold Project) as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

As the Company did not restate prior periods, it recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to the opening accumulated deficit on January 1, 2017 of $1,071,944 with a corresponding adjustment to accumulated other comprehensive income (loss).

(b) Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelvemonth expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

(d) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2018 or later:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 will replace IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations on revenue. IFRS 15 establishes a single five-step model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. As the Company has no revenue, no impact on the Company’s consolidated financial statements is expected.

IFRS 16 Leases

IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed. Management expects an increase in depreciation expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. Currently, these impacts are not expected to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the audited consolidated financial statements for the year ended December 31, 2017, which could result in a material adjustment to the carrying amounts of assets and liabilities:

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risks that can affect our business” which was filed on SEDAR and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which comprise of marketable securities and mineral property investments, in other mineral property exploration companies.

If the equity prices of our investments in equity instruments had been 10% higher or lower as at December 31, 2017, other comprehensive loss for the year ended December 31, 2017 would have decreased or increased, respectively, by approximately $869,338, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2017, the Company is exposed to currency risk on the following financial instruments denominated in USD and MXN. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$1,122,784	$21,929	$1,144,713
Accounts payable and accrued liabilities	(76,862)	(14,133)	(90,995)
Net exposure	$1,045,922	$7,796	$1,053,718
Effect of +/- 10% change in currency	$104,592	$780	$105,372

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, prepaid expenditures and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2017 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Amount	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$1 082 840	$1 082 840	$1 082 840	$-	$-	$-

As at December 31, 2017, the Company had cash and cash equivalents of $15,399,727 (December 31, 2016 - $33,157,447). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Financing Risks

The Company has finite financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

  few properties that are explored are ultimately developed into producing mines;
  there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
  with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
  mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

No History of Mineral Production

The Company has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that the Company or any other party will successfully establish mining operations or profitably produce gold or other precious metals on any of the Company’s properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

None of the Company’s properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

  the timing and cost of the construction of mining and processing facilities;
  the availability and costs of skilled labour and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that mining operations will be established at any of the Company’s properties.

Acquisition of Business Arrangements

As part of the Company’s business strategy, First Mining has sought and may continue to seek to acquire new mining and exploration opportunities. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include:

  a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio;
  a material ore body could prove to be below expectations;
  difficulty in integrating and assimilating the operations and workforce of any acquired companies;
  realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;
  the bankruptcy of parties with whom the Company has arrangements;
  maintaining uniform standards, policies and controls across the organization;
  disruption of our ongoing business and relationships with employees, suppliers, contractors and other stakeholders as the Company integrates the acquired business or assets;
  the acquired business or assets may have unknown liabilities which may be significant;
  delays as a result of regulatory approvals; and
  exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Mineral Reserves/Mineral Resources

The properties in which the Company holds an interest are currently considered to be in the exploration stage only and do not contain a known body of commercial minerals beyond the PEA level. Mineral resources and mineral reserves are, in large part, estimates and no assurance can be given that any anticipated tonnages and grades will be achieved or that a particular level of recovery will be realized.

Mineral resources on the Company’s properties have been determined based upon assumed metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Actual production could differ dramatically from resource and reserve estimates because, among other reasons:

  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
  calculation errors could be made in estimating mineral resources and mineral reserves;
  increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;
  the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and
  declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on the Company’s earnings, results of operations and financial condition.

Because the Company does not currently have any producing properties, mineralization estimates for its properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

The mineral resource estimates contained in this MD&A have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on the Company’s results of operations or financial condition.

Substantial Capital Requirements

The Company’s management team anticipates that it may make substantial capital expenditures for the exploration and development of properties in the future. As the Company is in the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Company has limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require the Company to alter its capitalization significantly. The Company’s inability to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

History of Net Losses

The Company hasn’t received any revenue to date from activities on its properties, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not determined that production activity is warranted on any of its mineral properties. Even if the Company (alone or in conjunction with a third party) undertakes development and production activities on any of its mineral properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The Company is subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

  the timing and cost, which can be considerable, for the future construction of mining and processing facilities;
  the availability and costs of skilled labour, consultants, mining equipment and supplies;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to first obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and
  the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of its properties.

Global Financial Conditions

Global financial conditions continue to be characterized by volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, terrorism, volatility of currency exchanges, devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Indigenous Peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous peoples including the First Nations of Canada. The Company operates in areas presently or previously inhabited or used by Indigenous peoples including areas covered by treaties among the First Nations, the federal and applicable provincial governments. Many of these materials impose obligations on government to respect the rights of Indigenous people. Some mandate that government consult with Indigenous people regarding government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national materials pertaining to Indigenous people continue to evolve and be defined. The Company’s current and future exploration program may be subject to a risk that one or more groups of Indigenous people may oppose development on any of its properties or on properties in which it holds a direct or indirect interest. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous people to the Company’s operations may require modification of or preclude development of its projects or may require the Company to enter into agreements with Indigenous people with respect to projects on such properties. Such agreements may have a material adverse effect on the Company’s business, financial condition and results of operations.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Environmental Laws and Regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental Assessments of proposed projects carry a heightened degree of responsibility for companies and Directors, Officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company cannot give any assurance that, notwithstanding its precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Companies engaged in the exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. First Mining cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition.

Title Risks

Title to mineral properties, as well as the location of boundaries on the grounds may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where the Company has current or planned exploration activities, it believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

Title insurance generally is not available for mining claims in Canada, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of its claims; therefore, the precise area and location of such claims may be in doubt. In addition, all of the Company’s mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to explore our properties as permitted or to enforce our rights with respect to its properties. An impairment to or defect in the Company’s title to its properties could have a material adverse effect on its business, financial condition or results of operation.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

Compliance with Laws

The Company’s activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations. The costs associated with compliance with these laws and regulations can be substantial. Although the Company believes its activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of its properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company’s investments in such projects may decline.

The Company’s mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While the Company anticipates that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. The Company’s business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within the Company’s control.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on its properties, require licenses and permits from various governmental authorities. The Company cannot be certain that all licenses and permits that it may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

Climate Change

Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on the Company’s results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on the Company’s results of operations and financial condition.

Climate change may result in an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms) which have the potential to disrupt our exploration and development plans. The Company’s emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

Key Persons

The Company manages its business with a number of key personnel, including key contractors, the loss of a number of whom could have a material adverse effect on the Company. In addition, as its business develops and expands, the Company believes that its future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in the Company’s shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and Board of Directors. The Company cannot be certain that key personnel will continue to be employed by it or that it will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on the Company. The Company does not maintain “key person” insurance policies in respect of its key personnel.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities and commitments as at December 31, 2017 are summarized as follows:

	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$1,082,840	$1,082,840	$-	$-	$-
Commitments	47,252	47,252	-	-	-
Total	$1,130,092	$1,130,092	$-	$-	$-

Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, COO of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at March 21, 2018.

All share information in the following table is reported as of March 21, 2018.

	Number	Weighted Average	Expiry Date
		Exercise Price
Common shares – issued	557,471,616
Stock options(1)	40,019,000	$0.71	April 8, 2018 – January 15, 2023
Warrants(2)	44,933,409	$0.88	April 19, 2018 – June 16, 2021
Common shares - fully diluted	642,424,025

(1)	Each stock option is convertible into one common share of the Company.
(2)	Each warrant is convertible into one common share of the Company.

There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2017, there were 1,099,842 common shares of the Company in escrow (December 31, 2016 – 3,299,524).

There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. On March 30, 2015, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at December 31, 2017, there were 194,425 common shares of the Company in escrow (December 31, 2016 – 583,275).

With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares were released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 17, 2019. As at December 31, 2017 there were a total of 17,794,974 shares held in escrow as a result of the Tamaka transaction (December 31, 2016 – 29,658,290).

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2017

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its CEO” and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2017.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.